UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

October 14, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

SINA Corporation

File No. 000-30698 - CF# 23823

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   SINA Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on June 29, 2009, as amended on September 18, 2009.

   Based on representations by SINA Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

     Exhibit 4.42   through December 18, 2018

   For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

          Kathleen Krebs
          Special Counsel